FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For May 23, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated May 23, 2007

2.

Material Change Report dated May 23, 2007 (re: May 23/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓        Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  May 23, 2007

By:

“Tony M. Ricci”

 (Name)

Its:

Chief Financial Officer

(Title)

Click here for printer-friendly PDF version.

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Finalizes Debt Financing for Molejon Gold Mine

Vancouver, BC – May 23, 2007:  Petaquilla Minerals Ltd. (the “Company”) today announced that an agreement for a loan facility has been signed between the Company and Banco Bilbao Vizcaya Argentaria (Panama) S.A. for a total of US$15,740,651.72.  The funds will be used to purchase equipment to advance the Molejon gold project into production later this year.

The debt facility will be advanced in two concurrent tranches: one for US$2,874,571 and the other for US$12,866,080.72.   The agreement consists of 85% financing on both loans with a 15% time deposit.  Collateral for both facilities will consist of the equipment plus a 15% time deposit.  The equipment includes but is not restricted to: ball mills; Metso crushing plant; cranes and an aggregate crushing plant.

The interest rate on the US$12 million plus facility is 8.3571% per annum; the rate on the US$2.8 plus facility is 8.3772% per annum.  As a condition of the loan, throughout the amortization period, the equipment will be registered with the Public Registry of the Republic of Panama in the name of Banco Bilbao Vizcaya Argentaria (BBVA).

This debt facility is an important step in the financing for Phase I of the Molejon Gold Project.  The construction of the 2,200 tonnes per day (TPD) Carbon in Pulp (CIP) plant is on schedule with dry commissioning expected by Q3/07.  First year gold production is estimated at 120,000 ounces per year.  Further expansion to 5,000 TPD and exploration to increase the gold resource of the Company’s 100%-owned Molejon project is expected to be financed through cash flow.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

May 23, 2007

Item 3.

News Release

The Company’s news release dated May 23, 2007, was disseminated by CCN Matthews on May 23, 2007.

Item 4.

Summary of Material Change

The Company announced an agreement for a loan facility has been signed between the Company and Banco Bilbao Vizcaya Argentaria (Panama) S.A. for a total of US$15,740,651.72.  The funds will be used to purchase equipment to advance the Molejon gold project into production later this year.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated May 23, 2007

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Finalizes Debt Financing for Molejon Gold Mine

Vancouver, BC – May 23, 2007:  Petaquilla Minerals Ltd. (the “Company”) today announced that an agreement for a loan facility has been signed between the Company and Banco Bilbao Vizcaya Argentaria (Panama) S.A. for a total of US$15,740,651.72.  The funds will be used to purchase equipment to advance the Molejon gold project into production later this year.

The debt facility will be advanced in two concurrent tranches: one for US$2,874,571 and the other for US$12,866,080.72.   The agreement consists of 85% financing on both loans with a 15% time deposit.  Collateral for both facilities will consist of the equipment plus a 15% time deposit.  The equipment includes but is not restricted to: ball mills; Metso crushing plant; cranes and an aggregate crushing plant.

The interest rate on the US$12 million plus facility is 8.3571% per annum; the rate on the US$2.8 plus facility is 8.3772% per annum.  As a condition of the loan, throughout the amortization period, the equipment will be registered with the Public Registry of the Republic of Panama in the name of Banco Bilbao Vizcaya Argentaria (BBVA).

This debt facility is an important step in the financing for Phase I of the Molejon Gold Project.  The construction of the 2,200 tonnes per day (TPD) Carbon in Pulp (CIP) plant is on schedule with dry commissioning expected by Q3/07.  First year gold production is estimated at 120,000 ounces per year.  Further expansion to 5,000 TPD and exploration to increase the gold resource of the Company’s 100%-owned Molejon project is expected to be financed through cash flow.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN